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Report of Independent Registered Public Accounting Firm

The Board of Directors
Citibank, N.A.:

We have examined management's assessment, included in the accompanying Management Assessment of Compliance with Applicable Servicing Criteria, that Citibank, N.A. (the Custodian) complied with servicing criteria 1122(d)(1)(i), 1122(d)(1)(iv), 1122(d)(4)(i) and 1122(d)(4)(ii) set forth in Item 1122(d) of the Securities and Exchange Commission's Regulation AB in connection with the servicing of residential mortgage loans (other than loans held for its own portfolio) for which the Custodian performs a particular servicing function pursuant to a custodial agreement covering transactions that are serviced on the Citilink, Mortgageserv, and Fidelity servicing platforms (the Platform), as of and for the year ended December 31, 2007. Management is responsible for the Custodian's compliance with those servicing criteria. Our responsibility is to express an opinion on management's assessment about the Custodian's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Custodian's compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Custodian processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Custodian during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Custodian during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Custodian's compliance with the servicing criteria.

In our opinion, management's assessment that the Custodian complied with certain servicing criteria outlined in Exhibit A in the accompanying Management Assessment of Compliance with Applicable Servicing Criteria, as of and for the year ended December 31, 2007 is fairly stated, in all material respects.


                              /s/ KPMG LLP

St. Louis, Missouri
February 22, 2008



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